FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

 Enersis Américas S.A.

Securities Registration Record No. 0175

Santiago, May 6, 2016

Ger. Gen. N° 43/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045 and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), I hereby inform you of the following significant event:

After an Extraordinary Session held today, the Board of Directors of Enersis Américas has agreed the following:

1.         Unanimously, the Board of Directors has  agreed  to formally begin the Merger process  in which Enersis Américas would absorb Endesa Américas S.A. ("Endesa Américas") and Chilectra Américas S.A. ("Chilectra Américas") by incorporation, which would then dissolve  without liquidation, replacing them in all their rights and obligations (the "Merger"); in line with the resolutions adopted at the Extraordinary Shareholders’ Meeting of Enersis Américas held on December 18, 2015, and according to the terms of the Merger presented in the aforementioned Meeting, particularly regarding to the following: (i) that the Merger is subject to compliance of the condition precedent in which the right to withdrawal that the shareholders of Enersis Américas, Endesa Américas and Chilectra Américas might potentially exercise because of the Merger, should not exceed 10%, 7.72% and 0.91%, respectively; This, to the extent that the right to withdrawal from Enersis Américas should not  lead to any shareholder exceeding the maximum limit of 65% of share concentration of Enersis Américas after the merger is carried out; (ii) that, pursuant to the agreement adopted on November 24, 2015 by the Board of Directors of Enersis Américas, it was agreed to propose to the Board to decide on the Merger a share ratio of 2.8 of Enersis Américas shares for each Endesa Américas share and 5 Enersis  Américas  shares for each of Chilectra Américas share; (iii) that, pursuant to the agreement adopted on November 24, 2015, complemented by another agreement adopted on December 17, 2015, the Board of Directors of Enersis Américas also announced its intention to submit a tender offer for the acquisition of shares ("OPA," in its Spanish acronym) related to all the shares and American Depositary Receipts ("ADRs") issued by Endesa Américas which are not owned by Enersis Américas for the price of 285 Chilean pesos and that the tender offer would be subject to the approval of the Merger by Extraordinary Shareholders’ Meetings of Enersis Américas, Endesa Américas and Chilectra Américas, and that after the legal period to exercise the right to withdrawal from Enersis Américas and Endesa Américas expires, the conditions being met that the right to withdrawal has not been exercised above a certain number or percentage of shares as relevant, and any other term and condition that will be duly established at the time of presenting such an offer; (iv) that, by the agreement aforementioned on November 24, 2015, the Chief Executive Officer (“CEO”) has been instructed that, only and exclusively under the assumption that the Merger agreements are not adopted before December 31, 2017, the compensation commitment terms should be negotiated in good faith with Endesa Chile under which the tax costs borne by Endesa Chile as a result of its division and those benefits or tax credits that Endesa Américas or Endesa Chile are to obtain as a result of this division be duly accredited and deducted and offset by the tax benefits that Enersis Américas might obtain; (v) that the controlling shareholder, Enel S.p.A. (“Enel”), through two letters dated November 25 and December 17, 2015 said, on the one hand,  (a) that it considered the exchange ratio announced for the Merger suitable to the interests of all shareholders and to the companies involved in the reorganization, in such a way that it would vote in the corresponding Extraordinary Meeting of Shareholders in favor of the Merger if,  before the aforementioned Meeting, the relevant supervening facts that substantially affect  the referred to exchange relations have not been met prior to the shareholders meeting and on the other hand (b) that if the Merger is approved, it is Enel’s  intention, as the controlling shareholder, not to carry out or propose any other corporate reorganization processes that would affect Enersis Américas for a period of no less than five years as of the time the Extraordinary Shareholders’ Meeting approves the Merger, other than the ones dealt with at the aforementioned Extraordinary Meeting of Shareholders.

2.      By unanimous agreement of the Board of Directors, we hereby inform you that directors Messrs. Francisco de Borja Acha Besga, Jose Antonio Vargas Lleras, Livio Gallo, Enrico Viale, Hernán Somerville Senn and Patricio Gómez Sabaini, upon having been elected in a decisive vote of the controlling shareholder of the company, have declared an interest in the Merger under the terms of Article 147 of the Chilean Companies Act Law N°18,046 (“LSA,” in its Spanish acronym), stating their involvement according to administrative interpretation carried out by the Superintendence of Securities and Insurance and as set forth in the Sentence of the Appeals Court of Santiago of March 22, 2016.

3. By the unanimous agreement of the Board of Directors, we hereby inform you that the CEO, Mr. Luca D'Agnese, as Chairman of the Board of Directors and CEO of Enel Latinoamérica, S.A. and member of the Board of Directors of Enel Iberoamérica, S.L. has declared to have an interest in the Merger under the terms of article 147 of the LSA, stating his involvement in the Merger. Therefore, the Board of Directors has resolved that the CFO should carry out all the instructions provided by the Board of Directors and refrain from carrying out negotiations that could lead to a conflict of interest for the Merger.

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4.      By the unanimous agreement of the Board of Directors, we appointed Mr. Rafael Malla Osorio as the Company’s independent expert appraiser so that he may issue a report regarding the value of the merging companies and the corresponding share exchange ratio, under the terms of and in compliance with article 156 and 168 of the LSA.

5.      By the majority of the Board of Directors, and with the dissenting vote of Mr. Domingo Cruzat Amunátegui, we have appointed Banco Itaú as financial advisor of the Board of Directors of Enersis Américas with regards to the Merger, so that it may issue a report pursuant to article 147 of the LSA. Director Mr. Domingo Cruzat Amunátegui based his dissent on the number of experts designated by the Board, considering that the financial advisors should be more than one and that, consequently, he would promote the appointment of another financial advisor by the Directors’ Committee of the Company.

Sincerely yours,

Luca D'Agnese

Chief Executive Officer

c.c.:         Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Central Bank of Chile)

                Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

   Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: May 10, 2016